Exhibit 99.1

Yintech Raises Guidance for Fourth Quarter of 2016

SHANGHAI, CHINA, January 10, 2017 — Yintech Investment Holdings Limited (Nasdaq: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual customers in China, today raised its guidance for the fourth quarter of 2016.

For the fourth quarter of 2016, based upon preliminary data, Yintech expects customer trading volume to be approximately RMB1,419 billion, compared with the previously stated range of RMB1,100 billion to RMB1,200 billion. Revenue for the fourth quarter of 2016 is expected to be between RMB1,030 million and RMB1,050 million, compared with the previously stated range of RMB800 million to RMB870 million.

The revisions were mainly attributable to an increase in the Company’s customer base and their trading volume during the fourth quarter of 2016.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the prospectus filed by the Company on April 26, 2016. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual customers in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech provides trading services in gold, silver and other spot commodities under four brands, namely Gold Master, Yin Tian Xia, Da Xiang and Yin Ru Yi, each of which enjoys a leading market position and wide recognition.

For investor and media inquiries, please contact:

Yintech

Investor Relations Department

Phone: +86 21 2028 9009 ext. 8270

E-mail: ir@baidao.com

Christensen

In China
Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com